Earning Release

ELBIT SYSTEMS REPORTS
THIRD QUARTER 2018 RESULTS

Backlog of orders at $8.1 billion; Revenues at $895 million;
Non-GAAP net income of $70 million; GAAP net income of $64 million; Non-GAAP net EPS of $1.63; GAAP net EPS of $1.50

Haifa, Israel, November 20, 2018 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT), (the "Company") the international high technology company, reported today its consolidated results for the quarter ended September 30, 2018.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “We reported a solid level of revenue in the quarter, growing by 12% over last year to almost $900 million. At the same time, we were able to show growth in backlog. This demonstrates that our business remains strong, in line with our strategy of consistently expanding our addressable markets through internal development of defense related products and solutions, as well as acquisitions of synergistic businesses.”

Third quarter 2018 results:

Revenues in the third quarter of 2018 were $895.2 million, as compared to $800.7 million in the third quarter of 2017.

Non-GAAP (*) gross profit amounted to $260.7 million (29.1% of revenues) in the third quarter of 2018, as compared to $256.3 million (32.0% of revenues) in the third quarter of 2017. GAAP gross profit in the third quarter of 2018 was $255.9 million (28.6% of revenues), as compared to $251.0 million (31.3% of revenues) in the third quarter of 2017.

Research and development expenses, net were $69.6 million (7.8% of revenues) in the third quarter of 2018, as compared to $67.1 million (8.4% of revenues) in the third quarter of 2017.

_____________
* see page 3

Earning Release

Marketing and selling expenses, net were $69.4 million (7.8% of revenues) in the third quarter of 2018, as compared to $66.9 million (8.4% of revenues) in the third quarter of 2017.

General and administrative expenses, net were $37.8 million (4.2% of revenues) in the third quarter of 2018, as compared to $34.8 million (4.3% of revenues) in the third quarter of 2017.

Non-GAAP(*) operating income was $85.7 million (9.6% of revenues) in the third quarter of 2018, as compared to $89.2 million (11.1% of revenues) in the third quarter of 2017. GAAP operating income in the third quarter of 2018 was $79.1 million (8.8% of revenues), as compared to $82.2 million (10.3% of revenues) in the third quarter of 2017.

Financial expenses, net were $8.1 million in the third quarter of 2018, as compared to $9.3 million in the third quarter of 2017.

Taxes on income were $8.9 million (effective tax rate of 12.6%) in the third quarter of 2018, as compared to $14.6 million (effective tax rate of 20.0%) in the third quarter of 2017. The effective tax rate is affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income.

Equity in net earnings of affiliated companies and partnerships was $2.7 million (0.3% of revenues) in the third quarter of 2018, as compared to $3.5 million (0.4% of revenues) in the third quarter of 2017.

Net income attributable to non-controlling interests was $0.7 million in the third quarter of 2018, as compared to $0.3 million in the third quarter of 2017.

Non-GAAP(*) net income attributable to the Company's shareholders in the third quarter of 2018 was $69.8 million (7.8% of revenues), as compared to $67.3 million (8.4% of revenues) in the third quarter of 2017. GAAP net income attributable to the Company's shareholders in the third quarter of 2018 was $64.1 million (7.2% of revenues), as compared to $61.5 million (7.7% of revenues) in the third quarter of 2017.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.63 for the third quarter of 2018, as compared to $1.57 for the third quarter of 2017. GAAP diluted earnings per share in the third quarter of 2018 were $1.50, as compared to $1.44 for the third quarter of 2017.

The Company’s backlog of orders for the quarter ended September 30, 2018 totaled $8,108 million as compared to $7,641 million as of September 30, 2017. Approximately 72% of the current backlog is attributable to orders from outside Israel. Approximately 45% of the current backlog is scheduled to be performed during 2018 and 2019.

Operating cash flow used in the nine months ended September 30, 2018 was $20.3 million, as compared to $140.0 million used in the nine months ended September 30, 2017.

_____________
* see page 3

Earning Release

Accounting policies update:

The Company adopted the new revenue recognition accounting standard ASC 606, effective January 1, 2018, using the modified retrospective approach. Financial results for reporting periods during 2018 are presented in compliance with ASC 606. Historical financial results for the reporting periods prior to 2018 are presented in conformity with amounts previously disclosed under the prior revenue recognition standard, ASC 605. The adoption of ASC 606 primarily impacts the Company's contracts where revenue is recognized using the percentage of completion units of delivery method, which under ASC 606 can be recognized over time because control is transfered continuously to the customer over the performance period for contracts recognized over time. As a result, the adoption of ASC 606 influenced part of the revenue growth in 2018.

The cumulative effects of the transition to ASC 606 on January 1, 2018, resulted in the following main adjustments: a $0.1 million increase in retained earnings, a decrease in inventories of approximately $81.9 million, an increase in contract assets (unbilled receivables) of approximately $78.8 million and a net decrease in customer advances and other contract liabilities and deferred tax assets in the aggregate amount of approximately $3.2 million.

According to ASC 606, customer advances are no longer deducted from inventories. Accordingly, on January 1, 2018, the open balances of inventories net and customer advances were grossed up in the amount of approximately $87 million.

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items, which in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Nine Months Ended September 30,		Three Months Ended September 30,		Year Ended December 31,
	2018	2017	2018	2017	2017

GAAP gross profit	$741.3	$714.5	$255.9	$251.0	$997.9
Adjustments:
Amortization of purchased intangible assets	14.0	16.9	4.8	5.3	22.2
Non-GAAP gross profit	$755.3	$731.4	$260.7	$256.3	$1,020.1
Percent of revenues	29.0%	30.9%	29.1%	32.0%	30.2%

GAAP operating income	$254.2	$215.7	$79.1	$82.2	$319.3
Adjustments:
Amortization of purchased intangible assets	19.4	21.7	6.6	7.0	28.6
Gain from changes in holdings	(45.4)	—	—	—	—
Non-GAAP operating income	$228.2	$237.4	$85.7	$89.2	$347.9
Percent of revenues	8.8%	10.0%	9.6%	11.1%	10.3%

GAAP net income attributable to Elbit Systems’ shareholders	$205.6	$169.7	$64.1	$61.5	$239.1
Adjustments:
Amortization of purchased intangible assets	19.4	21.7	6.6	7.0	28.6
Fair value adjustment of investment	5.1	—	—	—	—
Gain from changes in holdings	(45.4)	—	—	—	—
Related tax benefits	(2.5)	(3.6)	(0.9)	(1.2)	6.2
Non-GAAP net income attributable to Elbit Systems' shareholders	$182.2	$187.8	$69.8	$67.3	$273.9
Percent of revenues	7.0%	7.9%	7.8%	8.4%	8.1%

GAAP diluted net EPS	$4.81	$3.97	$1.50	$1.44	$5.59
Adjustments, net	(0.55)	0.42	0.13	0.13	0.81
Non-GAAP diluted net EPS	$4.26	$4.39	$1.63	$1.57	$6.41

Earning Release

Recent Events:

On September 20, 2018 the Company announced that it was awarded an approximately $173 million contract to provide Naval Remote Controlled Weapon Stations to the Navy and Coast Guard of an Asia-Pacific country. The contract will be performed over a five-year period.

On October 2, 2018, the Company announced that its subsidiary, Elbit Systems UK Ltd. was awarded an initial contract of approximately £10 million (approximately $13 million) and a potential maximum value of approximately £40 million, from the UK Ministry of Defence to provide the MORPHEUS Battlefield Management Application. The initial contract will be performed over a three-year period.

On November 14, 2018, the Company announced that it was awarded an approximately $167 million contract from an Asia-Pacific country to supply a comprehensive aerial Intelligence, Surveillance, Target Acquisition and Reconnaissance (ISTAR) solution. The contract will be performed over a 20-month period.

Dividend:

The Board of Directors declared a dividend of $0.44 per share for the third quarter of 2018. The dividend’s record date is December 7, 2018. The dividend will be paid from income generated as Preferred Income (as defined under Israel tax laws), on December 24, 2018, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call on Tuesday, November 20, 2018 at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
Canada Dial-in Numbers: 1 888 604 5839
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 782 4291 (US and Canada) or +972 3 925 5927 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of airborne, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-772946663
j.gaspar@elbitsystems.com
David Vaaknin, VP, Head of Corporate Communications
Tel: +972-772946691
david.vaaknin@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Earning Release

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	September 30,	December 31,
	2018	2017
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$152,229	$156,074
Short-term bank deposits and marketable securities	3,030	16,497
Trade and unbilled receivables, net	1,505,599	1,406,563
Other receivables and prepaid expenses	139,405	128,946
Inventories, net	1,069,005	902,954
Total current assets	2,869,268	2,611,034

Investments in affiliated companies and partnerships	217,882	172,338
Long-term trade and unbilled receivables	305,594	295,396
Long-term bank deposits and other receivables	28,883	38,082
Deferred income taxes, net	43,717	51,358
Severance pay fund	286,099	298,590
	882,175	855,764

Property, plant and equipment, net	514,431	495,716
Goodwill and other intangible assets, net	806,846	752,403
Total assets	$5,072,720	$4,714,917

Liabilities and Equity
Short-term bank credit and loans	$111,530	$133,750
Current maturities of long-term loans and Series A Notes	63,114	67,556
Trade payables	524,375	633,689
Other payables and accrued expenses	790,692	835,394
Customer advances	572,200	418,560
	2,061,911	2,088,949

Long-term loans, net of current maturities	459,800	119,514
Series A Notes, net of current maturities	59,522	124,865
Employee benefit liabilities	391,274	413,117
Deferred income taxes and tax liabilities, net	66,956	68,159
Customer advances	116,269	133,649
Other long-term liabilities	43,218	48,692
	1,137,039	907,996

Elbit Systems Ltd.'s equity	1,863,445	1,708,310
Non-controlling interests	10,325	9,662
Total equity	1,873,770	1,717,972
Total liabilities and equity	$5,072,720	$4,714,917

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amount)

	Nine Months Ended September 30,		Three Months Ended September 30,		Year Ended December 31,
	2018	2017	2018	2017	2017
	Unaudited		Unaudited		Audited
Revenues	$2,605,844	$2,368,221	$895,150	$800,734	$3,377,825
Cost of revenues	1,864,515	1,653,762	639,231	549,753	2,379,905
Gross profit	741,329	714,459	255,919	250,981	997,920

Operating expenses:
Research and development, net	214,366	192,598	69,626	67,092	265,060
Marketing and selling, net	207,559	199,003	69,442	66,934	280,246
General and administrative, net	110,582	107,160	37,797	34,791	133,314
Other operating income, net	(45,367)	—	—	—	—
Total operating expenses	487,140	498,761	176,865	168,817	678,620
Operating income	254,189	215,698	79,054	82,164	319,300

Financial expenses, net	(29,142)	(24,810)	(8,145)	(9,333)	(34,502)
Other (expenses) income, net	(5,063)	37	25	5	48
Income before income taxes	219,984	190,925	70,934	72,836	284,846

Taxes on income	(22,542)	(30,151)	(8,904)	(14,579)	(55,585)
	197,442	160,774	62,030	58,257	229,261

Equity in net earnings of affiliated companies and partnerships	9,140	9,918	2,695	3,500	11,361
Net income	$206,582	$170,692	$64,725	$61,757	$240,622
Less: net income attributable to non-controlling interests	(969)	(996)	(670)	(280)	(1,513)
Net income attributable to Elbit Systems Ltd.'s shareholders	$205,613	$169,696	$64,055	$61,477	$239,109

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$4.81	$3.97	$1.50	$1.44	$5.59
Diluted net earnings per share	$4.81	$3.97	$1.50	$1.44	$5.59

Weighted average number of shares (in thousands)
Shares used in computation of basic earnings per share	42,753	42,749	42,753	42,751	42,750
Shares used in computation of diluted earnings per share	42,755	42,753	42,755	42,753	42,753

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US dollars)

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$206,582	$170,692	$240,622
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	84,974	84,884	114,017
Adjustment to fair value investment	5,114	—	—
Stock-based compensation	347	13	13
Amortization of Series A Notes premium and related issuance costs, net	(69)	(69)	(92)
Deferred income taxes and reserve, net	6,601	6,920	28,774
Gain on sale of property, plant and equipment	(30)	(2,101)	(2,440)
Loss (gain) on sale and revaluation of investments	(42,868)	635	1,358
Equity in net earnings of affiliated companies and partnerships, net of dividend received (*)	(221)	(6,560)	(1,987)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables and prepaid expenses	(38,460)	(272,320)	(315,236)
Increase in inventories, net	(131,635)	(82,674)	(59,699)
Increase (decrease) in trade payables, other payables and accrued expenses	(157,024)	(57,985)	63,273
Severance, pension and termination indemnities, net	(7,357)	(554)	2,003
Increase in advances received from customers	53,790	19,134	30,287
Net cash provided by (used in) operating activities	(20,256)	(139,985)	100,893
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(66,664)	(78,136)	(107,880)
Acquisition of subsidiaries and business operations	(127,569)	(25,440)	(25,440)
Investments in affiliated companies and other companies	(7,181)	(1,078)	(4,964)
Deconsolidation of subsidiary	(2,873)	—	—
Proceeds from sale of property, plant and equipment	1,380	4,932	6,270
Proceeds from sale of investments	—	12,067	12,067
Investment in long-term deposits	(120)	(717)	(1,396)
Proceeds from sale of long-term deposits	81	175	176
Investment in short-term deposits and marketable securities	(5,132)	(23,746)	(40,893)
Proceeds from sale of short-term deposits and marketable securities	18,314	28,139	46,491
Net cash used in investing activities	(189,764)	(83,804)	(115,569)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	48	119	119
Repayment of long-term loans	(39)	(166,879)	(167,425)
Proceeds from long-term loans	340,397	118,615	118,623
Repayment of Series A Notes	(55,532)	(55,532)	(55,532)
Dividends paid	(56,479)	(56,475)	(75,300)
Change in short-term bank credit and loans, net	(22,220)	285,186	127,455
Net cash (used in) provided by financing activities	206,175	125,034	(52,060)

Net decrease in cash and cash equivalents	(3,845)	(98,755)	(66,736)
Cash and cash equivalents at the beginning of the year	156,074	222,810	222,810
Cash and cash equivalents at the end of the period	$152,229	$124,055	$156,074

* Dividend received from affiliated companies and partnerships	$8,919	$3,358	$9,374

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Nine Months Ended September 30,				Three Months Ended September 30,
	2018		2017		2018		2017
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	1,033.4	39.7	897.2	37.9	355.1	39.7	304.3	38.0
C4ISR systems	855.1	32.8	814.1	34.4	292.0	32.6	268.8	33.6
Land systems	409.7	15.7	337.2	14.2	153.2	17.1	126.5	15.8
Electro-optic systems	231.5	8.9	252.4	10.7	76.7	8.6	82.8	10.3
Other (mainly non-defense engineering and production services)	76.1	2.9	67.3	2.8	18.1	2.0	18.3	2.3
Total	2,605.8	100.0	2,368.2	100.0	895.1	100.0	800.7	100.0

Consolidated Revenues by Geographical Regions:

	Nine Months Ended September 30,				Three Months Ended September 30,
	2018		2017		2018		2017
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	512.8	19.7	509.3	21.5	160.8	18.0	174.3	21.8
North America	691.3	26.5	591.4	25.0	230.2	25.7	189.6	23.7
Europe	487.2	18.7	528.5	22.3	171.5	19.2	163.6	20.4
Asia-Pacific	588.3	22.6	510.5	21.6	224.3	25.1	181.6	22.7
Latin America	151.4	5.8	149.3	6.3	60.4	6.7	56.3	7.0
Other countries	174.8	6.7	79.2	3.3	47.9	5.3	35.3	4.4
Total	2,605.8	100.0	2,368.2	100.0	895.1	100.0	800.7	100.0